September 25, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma
Representative Director, CEO & COO
(Code No. 6479, TSE Div. No. 1)
Contact:	Takayuki Ishikawa
General Manager
Corporate Communications Office
Phone:	+81-(0)3-6758-6703

Notice regarding Repurchase of Own Shares and Completion of Repurchase
(Repurchase of Own Shares pursuant to Section 1 of Article 459 of the Company Law)

MINEBEA MITSUMI Inc. hereby announces the repurchase status of its own shares pursuant to Section 1 of Article 459 of the Company Law, as resolved on February 13, 2017 at the Board Meeting.
We hereby also announce that the share repurchase based on the resolution above has been completed with the following repurchase.
The main reason that the share repurchase has reached the completion without reaching the aggregate upper limit of shares and the amount of repurchase is that the Company’s share price has generally shifted to an upward trend after the resolution was made at the Board of Director’s meeting on February 13, 2017.

1. Type of shares repurchased:	Shares of common stock of MINEBEA MITSUMI Inc.
2. Aggregate number of shares repurchased:	1,332,900 shares
3. Aggregate amount of repurchase:	2,352,181,205 yen
4. Period of repurchase:	From September 1, 2017 to September 22, 2017

(Reference)
1. Details of the resolution on the repurchase of own shares at the Board Meeting on February 13, 2017
(1) Type of shares to be repurchased:	Shares of common stock of MINEBEA MITSUMI Inc.
(2) Aggregate number of shares to be repurchased:	Up to a maximum of 12 million shares (Ratio of aggregate number of shares to be repurchased to number of shares outstanding (excluding treasury shares): 2.82%)
(3) Aggregate amount of repurchase:	Up to a maximum of 15 billion yen
(4) Period of repurchase:	From February 14, 2017 to September 22, 2017

2. Cumulative total of own shares repurchased in accordance with the above resolution
(1) Aggregate number of shares repurchased:	4,658,200 shares
(2) Aggregate amount of repurchase:	8,351,607,184 yen

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